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                                                                 Exhibit (a)(10)

                            [EMusic.com Letterhead]

April 30, 2001

VIA REGISTERED MAIL
-------------------

COMPANY
ADDRESS
CITY, STATE, ZIP
Attn:  CONTACT PERSON

     Re:  Warrant to Purchase Common Stock

Dear Sir/Madam:

As you may know, EMusic has entered into an agreement to be acquired by Universal Music Group, Inc. ("Universal"). As set forth in the agreement, Universal intends to acquire EMusic by purchasing all of EMusic's outstanding shares in a tender offer (the "Tender Offer") and subsequent merger at $0.57 per share. On April 20, 2001, Universal commenced the Tender Offer. The Tender Offer is currently scheduled to expire May 17, 2001. If the Tender Offer is consummated, any shares not tendered to Universal will be converted into the right to receive $0.57 per share pursuant to a merger transaction to be completed after the consummation of the tender offer. Upon the closing of the tender offer, we anticipate Universal will acquire more than 50% of the outstanding securities of EMusic and will thereafter cause EMusic to merge with its wholly-owned subsidiary, Universal Acquisition Corp.

Your warrant provides that upon the closing of a merger (such as the merger transaction contemplated in our acquisition by Universal), your right to purchase the securities subject to the warrant will automatically terminate. Because the exercise price of your warrant is below the amount being offered in the Tender Offer, we assume that you will want to exercise the warrant on a net exercise basis prior to the closing of our acquisition by Universal. Under a net exercise basis, we will pay you $0.10 per share covered by your warrant. The net exercise price is calculated as the $0.57 Tender Offer price less the $0.47 exercise price of your warrant. If our assumption is correct, please sign and return a copy of this letter and we will make the payment of the net exercise amount promptly following the completion of the proposed merger. As such closing may occur as early as May 18, 2001 we recommend that you promptly respond.

If you have any questions, please do not hesitate to contact the Clay Jones, our stock administrator at 650-216-0282.

Very truly yours,


___________________________________
Emily Rupp
Chief Financial Officer
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The undersigned elects to exercise its warrants on a net exercise basis pursuant to the terms described above.


____________________________
[Print Name]

By__________________________

Date _______________________